Rad Technologies Inc

PROFIT AND LOSS
January - February, 2020

	TOTAL
Income	
Ad Network	372.29
Agency Income	7,250.00
Product Income	10,000.00
Total Income	**$17,622.29**
Cost of Goods Sold	
Cost of Goods Sold	
Cost of labor - COS	
Campaign Management	3,559.00
Creative Design	1,510.00
Web/Front End Development	315.00
Total Cost of labor - COS	**5,384.00**
Media	
Facebook	7,646.91
Google Adwords	290.25
Influencer Expense	4,586.48
Total Media	**12,523.64**
Software & SaaS Tools	718.72
Total Cost of Goods Sold	**18,626.36**
Total Cost of Goods Sold	**$18,626.36**
GROSS PROFIT	**$ -1,004.07**
Expenses	
Ask My Accountant	5.00
Bank Charges & Fees	589.78
Creative Design, Marketing & Production	
Advertising & Marketing	250.00
Printing/Business Cards	229.53
Promo Items	399.94
Web advertising	179.59
Total Advertising & Marketing	**1,059.06**
Payroll / Contractors	
Creative Design	9,000.00
Total Payroll / Contractors	**9,000.00**
Total Creative Design, Marketing & Production	**10,059.06**
Insurance	
Health Insurance Expense	1,733.56
Total Insurance	**1,733.56**
Legal & Professional Services	655.00
Accounting Services	1,298.59
Attorney Fees	7,115.00
Total Legal & Professional Services	**9,068.59**

Rad Technologies Inc

PROFIT AND LOSS
January - February, 2020

	TOTAL
Other Business Expenses	
Dues & subscriptions	25.90
Office Supplies	241.35
Shipping, Freight & Delivery	38.80
Software & SaaS tools	5,734.04
Website/Email Hosting	59.99
Total Other Business Expenses	**6,100.08**
Programming charge	10,000.00
Reimbursable Expenses	146.91
Sales, General & Administrative Expenses	
Hiring & Recruiting	398.00
Office	
Rent & Lease	1,083.89
Utilities	
Cellular, telephone & Internet	608.69
Total Utilities	**608.69**
Total Office	**1,692.58**
Payroll Expenses	
Administrative	6,252.38
Executive Compensation	41,181.00
Executive Personal Expenses	2,000.00
Total Executive Compensation	**43,181.00**
Sales	8,250.00
Total Payroll Expenses	**57,683.38**
Taxes & Licenses	25.00
Total Sales, General & Administrative Expenses	**59,798.96**
Technology	
Payroll / Contractors	5,000.00
Total Technology	**5,000.00**
Travel & Entertainment	132.77
Airfare	3,327.99
Hotel	1,595.92
Meals	2,842.86
Uber/Cabs/Rental Cars	3,216.74
Total Travel & Entertainment	**11,116.28**
Total Expenses	**$113,618.22**
NET OPERATING INCOME	**$ -114,622.29**
Other Income	
Interest Earned	0.82
Total Other Income	**$0.82**

Rad Technologies Inc

PROFIT AND LOSS

January - February, 2020

	TOTAL
Other Expenses	
Interest Expense	230.13
Total Other Expenses	**$230.13**
NET OTHER INCOME	**$ -229.31**
NET INCOME	**$ -114,851.60**